Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JANUARY 14, 2010 TO PROSPECTUS DATED NOVEMBER 24, 2009
DECEMBER 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	December 2009	Year to Date	12/31/09	12/31/09

Series A	−9.43%	−29.91%	$33,862,716	$1,345.49
Series B	−14.18%	−44.08%	$52,710,636	$1,454.64

*	All performance is reported net of fees and expenses

Fund results for December 2009:

It was another volatile year for global stock markets, which rose between 4% and 60%. Equities continued their 2008 collapse in the 1st quarter as the financial crisis intensified, however stock indices reversed in March, beginning a rally that was to continue through December. Economic data improved as stimulus measures took hold in the second half of the year, enabling many of the major economies to post positive 3rd quarter GDP figures. A U.S. banking system that appeared on the brink of failure in 2008 moved off life support by the year end. In fact, to the surprise of the market participants, most U.S. banks had either repaid or made plans to repay TARP funds as the year came to a close. A mixture of long and short stock index futures positions produced gains in December.

The bond markets of major economies sold off sharply throughout the first half of year as investors methodically moved out of the safety of treasuries and into risk assets from equities to commodities. U.S. bonds then rallied through October as inflation fell and unemployment climbed steadily higher. However, bonds sold off at the end of the year as the economic recovery gained momentum on improving unemployment, retail sales, and housing figures. European bonds also rallied from their June lows as the global recovery spread. Japanese bonds rallied sharply during the 2nd half of the year as their recovery lagged and deflation remained firmly entrenched. A strong yen move put severe pressure on the corporate earnings of the export led economy while consumer demand remained tepid. A mixture of long and short bond positions led this sector to a loss for the month.

Global short-term interest rate futures trended higher in 2009 amid aggressive action by central bankers to keep rates at record low levels in order to provide stimulus and liquidity as the recession continued. The U.S. Federal Reserve Bank kept rates between 0% & 0.25%, while the Bank of England kept rates at 0.5% and the European Community Bank kept rates at 1%. These measures, combined with quantitative easing, propelled short-term interest rate products in these countries to record levels in 2009. Front-month Eurodollar futures retreated from record highs in December as better than expected employment data and rising inflation readings in the U.S. increased speculation that monetary policy may tighten sooner than anticipated. These conditions led our long interest rate positions to an overall loss in December.

Front month US dollar index futures finished 2009 4.8% lower, avoiding a dismal year with a 3.9% rally in December. Early month US unemployment data fell by the most in three years, inspiring hope that consumer and housing sectors will benefit while forcing a recalibration of interest rate bets by analysts and traders. The late gains snapped five consecutive months of losses, reversing the increasingly crowded US carry trade. The euro lost 4.4% in December, finishing the year with a gain of 2.5%. Late losses were attributed to downgrades of Greek sovereign debt and mounting concerns over fiscal imbalances within the Eurozone. Commodity currencies stole the show in 2009, as Australia (+26.5%), Brazil (+24.7%), Canada (+16%), Chile (20.8%), and South Africa (+21%) stood out. China continued its commodity buying binge supporting economic performance in these countries while western economies continued to issue historic amounts of debt, devaluing their currencies in the process. The Fund’s short positions in the U.S. Dollar resulted in a relatively large loss for December.

Despite a 7.2% loss in December, front-month gold futures posted new all-time highs over $1,200 per ounce in the 4th quarter of 2009, finishing the year up more than 23%. The market capitalized on the widespread systematic devaluation policies of major western economies as they attempted to stimulate their way out of the credit crisis. The U.S. dollar’s status as a store of value during times of crisis declined throughout the year, prompting investors, from central banks to individuals to hedge funds and ETF’s, to vigorously purchase available product. Meanwhile, base metals enjoyed outstanding performance. London copper, lead, and zinc returned well over 100% on the year, while nickel and aluminum added over 61% and 46%, respectively. Our long metals positions experienced an overall loss in December.

Crude oil futures rallied steadily throughout the year, finishing with a gain of over 80%. The market began the year in the $30’s following the extensive deleveraging that occurred in the Q4 2008. However, crude rallied from there as the global economic environment improved, leading to upward revisions of future demand expectations. U.S. dollar weakness and ongoing instability in Iran and Nigeria contributed to the gains. Front-month natural gas futures rallied more than 12% in December to finish the year near unchanged after 2009 losses extended more than 50% to seven-year lows in September. The first eight months of the year saw inventories surge more than 18% above the five-year average amid contracting industrial demand. Natural gas responded with a spectacular 4th quarter rally that provided significant margin relief to producers, while wiping out all of the year’s losses to that point. A mixture of long and short positions in the energy markets produced a loss for the month.

Other market sectors did not reveal significant trends and did not have a significant influence on December’s overall negative performance.

For the month of December 2009, Series A lost 9.43% and Series B lost 14.18%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
DECEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2009)

STATEMENT OF INCOME

December 2009

Investment income, interest	$525

Expenses
Management fee	52,511
Ongoing offering expenses	28,384
Operating expenses	4,258
Selling Commissions	113,539
Other expenses	648
Incentive fee	—
Brokerage commissions	106,643

Total expenses	305,983

Net investment gain (loss)	(305,458)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,064,804)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,153,995)

Net gain(loss) on investments	(3,218,799)

Net increase (decrease) in net assets from operations	$(3,524,257)

STATEMENT OF CHANGES IN NET ASSET VALUE

December 2009

Net assets, beginning of period	$37,075,215

Net increase (decrease) in net assets from operations	(3,524,257)
Capital share transactions
Issuance of shares	892,948
Redemption of shares	(581,190)

Net increase(decrease) in net assets from capital share transactions	311,758
Net increase(decrease) in net assets	(3,212,499)

Net assets, end of period	$33,862,716

NAV Per Unit, end of period	$1,354.49

SUPERFUND GREEN, L.P. — SERIES B
DECEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2009)

STATEMENT OF INCOME

December 2009

Investment income, interest	$1,095

Expenses
Management fee	81,739
Ongoing offering expenses	44,183
Operating expenses	6,627
Selling Commissions	176,733
Other expenses	601
Incentive fee	—
Brokerage commissions	276,232

Total expenses	586,115

Net investment gain(loss)	(585,020)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(3,262,666)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(4,861,946)

Net gain(loss) on investments	(8,124,612)

Net increase (decrease) in net assets from operations	$(8,709,632)

STATEMENT OF CHANGE IN NET ASSET VALUE

December 2009

Net assets, beginning of period	$61,126,082

Net increase (decrease) in net assets from operations	(8,709,632)
Capital share transactions
Issuance of shares	690,724
Redemption of shares	(396,539)

Net increase (decrease) in net assets from capital share transactions	294,185
Net increase(decrease) in net assets	(8,415,447)

Net assets, end of period	$52,710,635

NAV Per Unit, end of period	$1,454.64

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.